sembcorp

RECEIVED

2008 NOV 17 A 8:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

24 October 2008

08005864

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
NOV 19 2008
THOMSON REUTERS

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

dw 11/17

PRESS RELEASE

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP SIGNS MASTER AGREEMENT FOR NEW INTEGRATED INDUSTRIAL TOWNSHIP PROJECT IN GUANGXI, CHINA

SINGAPORE, October 22, 2008 – Sembcorp has signed a Master Agreement to invest in its third industrial township project in China and its first in South China, the Guangxi-Singapore Industrial Park. The signing took place today during the 5th China-ASEAN Business & Investment Summit in Nanning, between Sembcorp Industrial Parks, a wholly-owned subsidiary of Sembcorp Industries, and the Guangxi Nongken Bureau, an administrative organisation of the Guangxi provincial government.

The Master Agreement establishes an understanding for the joint development of an integrated industrial township project in Beihai, Guangxi, in South China. The proposed industrial township will span two separate locations: 500 hectares in Tieshangang and 1,000 hectares in Konggang. Owing to its proximity to Tieshangang Port, the proposed site in Tieshangang has been earmarked for predominantly industrial use. The Konggang site, which is 15 kilometres away from Beihai City, is to be developed as an industrial township encompassing industrial, commercial and residential facilities. The entire 1,500 hectare project is expected to be worth up to RMB 1.7 billion over ten years, with the first phase of development expected to cover 260 hectares.

The Guangxi-Singapore Industrial Park will be Sembcorp's first industrial park and township project in southern China. Its location offers a strategic advantage, as Guangxi is well-connected to ASEAN via overland connections to Vietnam and sea routes via the Beibu Gulf, also known as the Gulf of Tonkin. With this, Guangxi is in a good position to benefit from trade opportunities and investments arising from the upcoming ASEAN-China Free Trade Agreement. Guangxi also benefits from ready transportation links between South and Southwest China.

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Pictured: Mr Liu Zhi Yong, Chairman of Guangxi Nongken Group (seated, second from left) and Ms Low Sin Leng, Executive Chairman of Sembcorp Industrial Parks (seated, third from left) at the signing ceremony for the Master Agreement

For media enquiries please contact:

NG Lay San
Assistant Vice President
Group Corporate Relations
Sembcorp Industries
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

Mary Ann CHAN
Manager
Corporate Relations
Sembcorp Parks Management
DID: +65 9862 8363
Email: maryann.chan@sembcorp.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region. Sembcorp has total assets of over S$9 billion and employs more than 7,000 employees. Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a recent company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brandname in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

ABOUT SEMBCORP'S INDUSTRIAL PARKS BUSINESS

Sembcorp Industrial Parks Ltd is a wholly-owned subsidiary of Sembcorp Industries. It is recognised as one of the leading integrated industrial space providers in Southeast Asia, having attracted more than 500 customers to its regional industrial properties. It owns, develops, markets and manages renowned industrial parks in Indonesia (Batam & Bintan), China (Wuxi) and Vietnam (Binh Duong and Bac Ninh).

Sembcorp Industrial Parks first ventured into China in 1993, investing with a consortium in the China-Singapore Suzhou Industrial Park. In 1994, Sembcorp established its second industrial park in China with the 290-hectare Wuxi-Singapore Industrial Park in Jiangsu Province. Sembcorp holds 45.3% share in the joint venture with the Wuxi New District Economic Development Group General Corporation.

ABOUT GUANGXI PROVINCE AND BEIHAI CITY

Guangxi Province is strategically located in the southwest region of China, bordering Vietnam, provinces of Guangdong, Yunnan, Guizhou, Hunan and the Beibu Gulf (also known as Gulf of Tonkin). It serves as an important gateway from China to countries in ASEAN and plays a significant role in the economic development of China's Southwest Region and the Pan-Beibu Gulf Economic Cooperation Region. Guangxi is considered to have the most convenient seaborne route to southwest China, and is the hinge for transportation from southern China to southwest China. Guangxi is one of the provinces that has been classified under the Western Region Development Plan and enjoys significant incentives and tax benefits from the government.

Beihai is a coastal city with a population of 1.5 million people. Beihai Port is one of two main international seaports in the Beibu Gulf; the other is Vietnam's Haiphong Port. In January 2008, the central government authorised the Guangxi Beibu Gulf Economic Zone Development Plan which lays out the zone's planning scheme until year 2020, including the four cities of Nanning, Beihai, Qinzhou and Fangchenggang.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	23-Oct-2008 17:11:26
Announcement No.	00069

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	DATE OF RELEASE FOR SEMBCORP INDUSTRIES' THIRD QUARTER 2008 FINANCIAL RESULTS

Description

DATE OF RELEASE FOR SEMBCORP INDUSTRIES' THIRD QUARTER 2008 FINANCIAL RESULTS

Singapore, October 23, 2008 – Sembcorp Industries wishes to announce that the Third Quarter 2008 financial results will be released on Friday, November 7, 2008 after trading hours.

The Notice will be updated should there be any amendments.

For further information, please contact:

Ms April Lee
Senior Vice President
Group Corporate Relations
DID : +65 6723 3160
Email : april.lee@sembcorp.com

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